AB 12/2

DD 11/29/13

[redacted]

SEC 13026233 ISSION

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SEC Mail Processing Section NOV 25 2013 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32815

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2012 (MM/DD/YY) AND ENDING 09/30/2013 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernardi Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 S. CLARK ST., SUITE 2700
(No. and Street)

CHICAGO	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC BEDERMAN (312) 726-7324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PASQUESI SHEPPARD LLC
(Name – *if individual, state last, first, middle name*)

585 BANK LANE	LAKE FOREST	IL	60045
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/3/13

OATH OR AFFIRMATION

I, RONALD P. BERNARDI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERNARDI SECURITIES, INC., as of SEPTEMBER 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
ERIC A BEDERMAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/22/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

BERNARDI SECURITIES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

(FILED PURSUANT TO RULE 17a-5(d) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)

TOGETHER WITH INDEPENDENT
AUDITOR'S REPORT

BERNARDI SECURITIES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

(FILED PURSUANT TO RULE 17a-5(d) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)

TOGETHER WITH INDEPENDENT
AUDITOR'S REPORT

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF
BERNARDI SECURITIES, INC.

We have audited the accompanying Consolidated Statement of Financial Condition of Bernardi Securities, Inc. and Subsidiary as of September 30, 2013, that you are filing pursuant to Rule 17a-(5)d under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to in the first paragraph presents fairly, in all material respects, the financial position of Bernardi Securities, Inc. and Subsidiary as of September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statement as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the consolidated financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statement. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the consolidated financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statement or to the consolidated financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the consolidated financial statement as a whole.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

November 4, 2013

BERNARDI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 191,211
Interest receivable		74,050
Securities held for sale		8,884,537
Clearing fund deposit		100,000
Prepaid income taxes		59,775
Prepaid other expenses		69,164
Other current assets		105,848
Total current assets		$ 9,484,585
PROPERTY AND EQUIPMENT:		
Office equipment	$ 135,909	
Furniture and fixtures	34,893	
	$ 170,802	
Less — Accumulated depreciation	(163,358)	7,444
Total assets		$ 9,492,029

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Due to clearing organization		$ 4,781,474
Accrued compensation		950,813
Other accrued liabilities		84,134
Total current liabilities		$ 5,816,421
LONG-TERM DEFERRED RENT		282,571
SHAREHOLDERS' EQUITY:		
Common stock, no par value; 2,000 shares authorized; 1,110 shares issued and outstanding	$ 237,332	
Paid in capital	116,690	
Retained earnings	3,039,015	3,393,037
Total liabilities and shareholders' equity		$ 9,492,029

The accompanying notes are an integral part of this financial statement.

(1) DESCRIPTION OF THE COMPANY:

Bernardi Securities, Inc. (the Company) is an Illinois corporation that is a registered securities broker-dealer, offering primarily state and municipal securities.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of the major accounting policies and practices of the Company which affect significant elements of the accompanying consolidated financial statement:

Consolidation Policy –

The accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and its wholly owned subsidiary, Bernardi Asset Management, LLC. Inter-company transactions and balances have been eliminated in the consolidation.

Cash and Cash Equivalents –

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Fair Value Measurements –

The Company adopted accounting standards which provide a framework for measuring fair value. The standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal market for the asset or liability in a transaction between market participants on the measurement date. The standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has specified (contractual) terms, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of the assets or liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Income Taxes –

Management follows accounting provisions which impose a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold now imposed for claiming deductions on income tax returns. As a result of the implementation, the Company utilized the "more likely than not" criteria and determined that all of their tax positions meet that criteria. Therefore, the Company has not recorded any adjustments or disclosed any situations that arose from uncertain tax positions. The Company is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the Company's federal and state income tax returns prior to fiscal year 2010 are closed.

Statement of Changes in Subordinated Liabilities –

The consolidated financial statement does not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5(d)(2) of the Securities and Exchange Commission (SEC) since no such liabilities existed at September 30, 2013, or at any time during the year then ended.

Income Recognition –

Securities transactions and the related revenue and expense are recorded on the settlement date.

Property and Equipment –

Property and equipment are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using straight-line and accelerated methods. The estimated useful lives used are as follows:

Asset Description	Asset Life
Office equipment	5 – 7 years
Furniture and fixtures	7 years

Use of Estimates in Preparation of the Consolidated Financial Statement –

The preparation of the consolidated financial statement, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

(3) FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following are the major categories of investments measured at fair value, on a recurring basis, during the year ended September 30, 2013, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

	Fair Value	Level 1	Level 2	Level 3
Municipal Bonds	$ 8,884,537	$ -	$ 8,884,537	$ -

(4) SECURITIES HELD FOR SALE:

The Company is a broker-dealer in municipal, U.S. Government, and corporate securities. At September 30, 2013, these securities were classified as "trading" and reported at fair value. At September 30, 2013, these securities had a fair value of $8,884,537, with a cost of $8,787,927.

(5) LEASE COMMITMENTS:

The Company leases office and storage facilities for its corporate offices in Chicago, Illinois under an operating lease ending in 2021. Under the terms of the lease, the monthly rent was $19,771 per month with payments increasing $332 per month in August of each subsequent year. In addition to base rent, the Company is required to make monthly installments for their proportionate share of operating expenses and real estate taxes.

The Company also leases a facility in Fairview Heights, Illinois from a related party under an operating lease for $1,957 per month expiring on January 1 of each year. The lease will automatically renew for one year upon the expiration date unless the Company provides a written termination notice to the lessor. The lease also has a provision for a yearly escalation of three percent each February.

The future minimum rental commitments as of September 30, 2013, are as follows:

Year Ending September 30	Amount
2014	$ 243,792
2015	241,908
2016	245,896
2017	249,883
2018 and beyond	994,549
	$ 1,976,028

(6) DEFERRED RENT:

The Company recognizes rent expense by the straight-line method over the terms of its leases. In connection with the Chicago office and storage facilities lease detailed in Note 5, the lessor granted the Company rent abatement for the first seven months of the first lease year and the first six months of the second lease year. An additional provision in the lease granted the Company a tenant improvement allowance to be used for location upgrades and equipment, with the unused portion of the tenant improvement allowance used to offset rental payments. Collectively, these lease incentives are recorded as deferred credits and are amortized over the lease term as a reduction of rent expense. As of September 30, 2013, deferred rent was $282,571.

(7) RETIREMENT PLAN:

The Company maintains a defined contribution profit sharing plan with a 401(k) feature which permits pre-tax employee contributions. The plan covers all full-time employees who have met the minimum hours and service as required by the plan. Employer contributions to the plan are at the discretion of the Board of Directors. However, this discretion is subject to a minimum funding requirement of three percent of eligible participants' wages.

(8) FINANCING ARRANGEMENT WITH LESSOR:

The Company has an $80,000 letter of credit that is used as a security deposit and allows the Company's lessor to take draws in connection with obligations under the office lease. In connection with the letter of credit, the Company is obligated to maintain an $80,000 cash account that serves as collateral for the letter of credit. The letter of credit is for one year and automatically renews August of each subsequent year until August 1, 2021.

(9) FINANCING AGREEMENT WITH CLEARING ORGANIZATION:

Among other items contained in the clearing agreement between the Company and Pershing LLC (Pershing), the Company has a financing agreement whereby Pershing will provide financing to the Company in order to purchase securities. The interest rate charged on this financing is the Pershing Cost of Funds rate plus 50 basis points. The interest rate at September 30, 2013, was 1.76 percent. Pershing uses the Company's securities held for sale (inventory) as collateral for the financing with the amount financed limited by the inventory and the Company's net capital requirements. Based upon the Company's inventory and its net capital, the maximum amount available, for purchasing securities, would be approximately $26,000,000 as of September 30, 2013.

(10) REDEMPTION OF COMMON STOCK:

During the year, the Company redeemed nine shares of common stock for $30,440. The transaction was recorded as a reduction in common stock of $1,924 and paid-in capital of $28,516.

(11) NET CAPITAL REQUIREMENTS:

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $250,000 or six and two-thirds percent of aggregate indebtedness, whichever is greater, as these terms are defined. The net capital rule may effectively restrict the payment of cash dividends.

Net capital changes from day to day, but as of September 30, 2013, the Company had net capital and net capital requirements of approximately $2,558,000 and $250,000, respectively, leaving excess net capital of $2,308,000. The percentage of aggregate indebtedness to net capital as of September 30, 2013, was 52 percent. These amounts are not materially different from the unaudited amounts submitted in the FOCUS Report for the period ended September 30, 2013.

The SEC Rule (Rule 15c3-1) requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 1,500 percent. Under this rule, the Company could borrow up to $38,400,000 as of September 30, 2013.

(12) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. An estimate of the possible loss cannot be made based upon the quantity and size of all transactions.

(13) SUBSEQUENT EVENTS:

The Company's management has performed an analysis of the activities and transactions subsequent to September 30, 2013, to determine the need for any adjustments to and/or disclosures within the audited consolidated financial statement for the year then ended. Management has performed their analysis through November 4, 2013, the date at which the consolidated financial statement was available to be issued.

BERNARDI SECURITIES, INC. AND SUBSIDIARY

SCHEDULE I – COMPUTATION OF THE NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2013

NET CAPITAL:	
Total shareholders' equity from Statement of Financial Condition	$ 3,393,037
Deductions and/or charges:	
Nonallowable assets from Statement of Financial Condition	
Investment in affiliate	$ 74,489
Property, furniture, equipment, leasehold improvements, and rights under lease agreements, at cost-net of accumulated depreciation and amortization	7,444
Other assets	133,889
Total nonallowable assets	$ 215,822
Net capital before haircuts on securities positions	$ 3,177,215
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))	
Trading and investment securities:	
Exempted securities	$ 617,946
Other	1,600
Total haircuts	$ 619,546
Net capital	$ 2,557,669
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 1,317,518
Percentage of aggregate indebtedness to net capital	51.51%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 87,835
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 250,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)	$ 250,000
Excess net capital (net capital less required net capital)	$ 2,307,669
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 2,257,669

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17 A-5 as of September 30, 2013.

The accompanying notes are an integral part of this schedule.